

October 14, 2021

Pun Leung Liu
Chief Financial Officer
YXT.COM Group Holding Limited
Floor 20, Building 2, No. 209, Zhuyuan Road
High-tech District, Suzhou,
Jiangsu, 215011, People's Republic of China

> **Re: YXT.COM Group Holding Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted September 28, 2021**
> **CIK No. 0001872090**

Dear Mr. Liu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We note your response to prior comment 2. Please expand your disclosure on the cover page and in the prospectus summary to expressly discuss the recent statements by the PRC government, including those related to the use of VIEs, data security and anti-monopoly concerns. In addition, please ensure that the prospectus summary addresses all of the risks highlighted on the cover page. Specifically, the company should disclose the risk that the PRC government may intervene with or influence its operations at any time and that the PRC government has recently published new policies that significantly affected certain

industries such as the education and internet industries, and the company cannot rule out the possibility that it will in the future release regulations or policies that could adversely affect the company's business, financial condition and results of operations.

Prospectus Summary, page 1

2.   Please refer to prior comment 9 and revise your risk factor summary to discuss uncertainties that rules and regulations in China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Key Operating Metrics
Customer Metrics, page 28

3.   We note your response to prior comment 16; however, we believe that presentation of the 2019 net revenue retention rate is useful for understanding the trend in organic customer revenue growth prior to the acquisition of CEIBS. Please revise to disclose the net revenue retention rate for 2019.

Contribution Margin, page 29

4.   We note your response to prior comment 13. Revise to remove the adjustment for fixed compensation expense as this appears to violate the guidance in Question 100.01 of the Non-GAAP C&DIs. In this regard, we note that compensation is a normal, recurring cash operating expense necessary to operate your business and therefore should not be excluded from a performance measure. Also, since Contribution Margin is a non-GAAP measure, these disclosures should be moved back to the Non-GAAP Measures section of your filing.

Risk Factors
Risks Related to Doing Business in China
Uncertainties with respect to the PRC legal system..., page 61

5.   Please separately highlight the risk that the Chinese government may intervene or influence your operations *at any time*, which could result in a material change in your operations and/or the value of your ADSs.

Pun Leung Liu
YXT.COM Group Holding Limited
October 14, 2021
Page 3

Unaudited Condensed Consolidated Financial Statements
Note 18. Subsequent Events, page F-116

6. We note that you granted stock options and restricted shares in September 2021. We also
    note that ordinary shares were transferred for no consideration and share-based
    compensation expense was recorded. Please tell us the fair value of the underlying
    ordinary shares used to value each award. Please continue to update this analysis through
    effectiveness of the registration statement for any subsequent share-based awards granted.

General

7. We continue to consider your response to prior comment 31.

    You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572
or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions
regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453
with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Li He